

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 19, 2009

Via: US Mail and Fax

Mr. Edward Gallagher, Director
Global Peopleline Telecom, Inc.
407-1270 Robson Street
Vancouver, B.C., Canadá V6E 3Z6

> **Re: Global Peopleline Telecom Inc.**
> **Item 4.01 of Form 8-K**
> **Filed on February 9, 2009**
> **File No. 0-26559**

Dear Mr. Gallagher:

      We have completed our review of the above filing and do not, at this time, have any further comments.

Sincerely,

Terry French
Accountant Branch Chief